Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State of Incorporation

Victory Electronic Cigarettes, Inc.	Nevada
Vapestick Holdings Limited	United Kingdom
VCIG LLC	Delaware
FIN Branding Group, LLC	Illinois
Must Have Limited	United Kingdom
Hardwire Interactive Acquisition Company	Delaware
E-Cigs UK Holding Company Limited	United Kingdom